Baynon International Corp.
266 Cedar Street
Cedar Grove, NJ 07009


                             December 15, 2009

Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:   Baynon International Corp.
      Form 10-K for fiscal year ended December 31, 2008
        filed March 19, 2009
      File Number 000-26653

Dear Ms. Jenkins:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  - the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Baynon International Corp.


By: /s/Pasquale Catizone
    ----------------------
    Pasquale Catizone
    Chief Executive Officer